Exhibit 99.1

press release



Sierra Health Services, Inc.®
2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS:

Peter O'Neill
VP, Public & Investor Relations
(702) 242-7156

Paul Palmer
SVP, Chief Financial Officer
(702) 242-7112

SIERRA HEALTH SERVICES 2 ¼% SENIOR CONVERTIBLE DEBENTURES DUE 2023 MEET ELIGIBILITY FOR CONVERSION IN FIRST QUARTER 2004
Company Anticipates Few Debentures Will Be Converted

Las Vegas, December 17, 2003 – Sierra Health Services, Inc. (NYSE:SIE) today announced that under the terms of the offering memorandum of its 2 ¼% senior convertible debentures due 2023, each holder of the debentures will have the right to convert them into shares of Sierra's common stock during the first quarter of 2004. Each $1,000 principal amount of the debentures will be convertible into 54.6747 shares of Sierra common stock, par value $.005 per share. The closing price of Sierra's stock on December 17, 2003 was $27.49.

The debentures bear interest at a rate of 2 ¼% per annum. The company pays interest on the debentures on March 15 and September 15 of each year. Because of this provision, the company anticipates that few debentures will be converted.

A description of the conversion rights of debenture holders are set forth in the strike offering memorandum company's prospectus dated August 29, 2003. The full terms of the conversion rights are set forth in the indenture, dated as of March 3, 2003, that secures the debentures. Under these terms, each debenture holder has the right to convert such holder's debentures during the following fiscal quarter if the sale price of Sierra's common stock equals or exceeds $21.95 for at least twenty days in a period of thirty consecutive trading days ending on the last trading day of the preceding fiscal quarter. The debenture holders may exercise their conversion rights in the quarter following this event. As of the close of trading on December 16, 2003, the sale price of Sierra's common stock had exceeded the $21.95 threshold for twenty of the thirty trading days ending on December 31, 2003. As a result of this event, the debentures will be convertible during the period beginning on January 1, 2004 and ending on March 31, 2004. For the debentures to be convertible during subsequent quarters of 2004, the conditions for conversion must be met in the immediately preceding quarter.

---more---

Sierra Health Services, Inc., based in Las Vegas, is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 1.2 million people through health benefit plans for employers, government programs and individuals. For more information, visit the company's website at www.sierrahealth.com.

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including TRICARE, Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare and workers' compensation reserves; 6) our failure to prevail on our protest of the TRICARE Next Generation contract; 7) our failure to obtain an extension of the Medicare Social HMO contract; and 8) the amount of actual proceeds realized upon the final disposition of the workers' compensation insurance operation or the inability to dispose of such business. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

# # #